FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-184376-01

Deutsche Mortgage & Asset Receiving Corporation, COMM 2013-LC6 Commercial
Mortgage Pass-Through Certificates

January 23, 2013

UPDATE to the free writing prospectus (structural and collateral term sheet), dated January 14, 2013 (the “Term Sheet”), and the free writing prospectus, dated January 17, 2013 (the “Primary Free Writing Prospectus”).

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Primary Free Writing Prospectus.

COLLATERAL UPDATE

Certain information relating to the Rudgate Manor & Rudgate Clinton MHC Portfolio Loan is modified as follows:

1.  Sun Communities Operating Limited Partnership is one of the nonrecourse carve-out guarantors with respect to the Rudgate Manor & Rudgate Clinton MHC Portfolio Loan.  However, it is not a property sponsor.  Accordingly, all references to it in the Term Sheet and the Primary Free Writing Prospectus as a property sponsor with respect to the Rudgate Manor & Rudgate Clinton MHC Portfolio Loan should be disregarded and deemed deleted, including those references contained:

(a) under the heading “Rudgate Manor & Rudgate Clinton MHC Portfolio - Mortgage Loan Information - Sponsors” in the Term Sheet;

(b) under the heading “Rudgate Manor & Rudgate Clinton MHC Portfolio - The Borrower/Sponsor” in the Term Sheet;

(c) under the heading “Sponsor” on Annex A-1 to the Primary Free Writing Prospectus (insofar as the information under such heading relates to the Rudgate Manor & Rudgate Clinton MHC Portfolio Loan);

(d) under the heading “Rudgate Manor & Rudgate Clinton MHC Portfolio - Mortgage Loan Information - Sponsors” on Annex B to the Primary Free Writing Prospectus; and

(e) under the heading “Rudgate Manor & Rudgate Clinton MHC Portfolio - The Borrower/Sponsor” Annex B to the Primary Free Writing Prospectus.

Certain information relating to the Eastern Beltway Loan is modified as follows:

1.  The lease expiration date for Ross Stores, Inc. is changed from 1/31/14 to 1/31/19.

2.  The lease expiration date for OfficeMax is changed from 9/30/13 to 9/30/18.

3.  The description under “Lockbox / Cash Management” on page B-85 of the Primary Free Writing Prospectus is revised to add that if the Cash Trap Period is caused by (a) a bankruptcy action by Wal-Mart, Sam’s Club or any approved replacement tenant, (b) Wal-Mart, Sam’s Club or any approved replacement tenant going dark, or (c) a bankruptcy action by Home Depot U.S.A. or any person that owns the adjacent Home Depot property or Home Depot U.S.A. or any other owner of this adjacent property going dark, then the Cash Trap Period will terminate (i) with respect to (a) or (b) above, once there is accumulated an amount equal to the square footage of the affected premises (which includes the square footage of any tenant that exercises a co-tenancy provision related to the tenant going dark), multiplied by $10.00 or (ii) with respect to (c) above, once there is accumulated an amount equal to the square footage of the tenant exercising a co-tenancy provision related to the Home Depot U.S.A property, multiplied by $10.00.

4.  The description under “Ongoing Reserves—Major Tenant Rollover Reserve” on page B-86 of the Primary Free Writing Prospectus is revised to delete clause (b) in the description of Major Tenant Rollover Reserve Event.

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Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not  included herein.  The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-503-4611 or e-mailing a request to prospectus.cpdg@db.com.

The asset-backed securities referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis.  You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.  Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued.

Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date.  If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination").  If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class.  To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Information in these materials is current as of the date appearing on the material only.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change.  Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities.  These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.  You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-184376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or you e-mail a request to prospectus.cpdg@db.com.  The securities may not be suitable for all investors. Deutsche Bank Securities Inc. and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

IRS CIRCULAR 230 NOTICE:  THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.